UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED

(Translation of registrant’s name into English)

Oak House, Hirzel Street

St. Peter Port GY1 2NP, Guernsey

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Burford Capital Limited, the leading global finance and asset management firm focused on law, today has announced that the Notice of 2021 Annual General Meeting (“Notice of AGM”) has been sent to registered shareholders, together with the Annual Report and Accounts for the year ended December 31, 2020, in the mode they previously indicated. The announcement has been published and made available by Burford Capital Limited as of April 16, 2021, and is provided herewith as Exhibit 99.1.

Full details of the proposed resolutions, as well as the procedure for voting by proxy and shareholder attendance, are set out in the Notice of AGM, which is furnished herewith as Exhibit 99.2.

Information relating to the 2021 AGM, including the Notice of AGM, is available for viewing and download from Burford’s website: www.burfordcapital.com/shareholders/governance/#documentcentre. The information on Burford’s website is not incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Release issued by Burford Capital dated April 16, 2021

Exhibit 99.2	Burford Capital Limited Notice of 2021 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burford Capital Limited

By:	/s/ Mark Klein
Name:	Mark Klein
Title:	Chief Administrative Officer and General Counsel

Date: April 16, 2021